SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of January 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG provides full year 2017 trading update

Paris, France – January 16, 2018

Full-Year 2017 CGG Group Revenue was up 10% year-on-year, standing at $1,320 million compared to $1,196 million in 2016.

Group Q4 revenue stood at $400 million, compared to $328 million in Q4 2016, as a combination of GGR at $256 million, Equipment at $116 million, Contractual Data Acquisition at $40 million and Elimination at $12 million. Within GGR, Multi-Client Q4 revenue was at $160 million, above expectations, while Equipment and Contractual Data Acquisition revenues were in line with our expectations.

Thanks to the relatively good Q4 Multi-Client revenue, 2017 Group EBITDAs (before restructuring costs) should be higher than expected, showing an increase above 10%, instead of an expected stability compared to 2016 EBITDAs ($328 million), for a less favorable cash generation.

Restructuring costs related to the Group industrial Transformation Plan and its financial restructuring are estimated at $187 million for the whole year 2017, including $26 million booked in Q4.

Net debt amounted to $2.640 billion as at December 31, 2017 (at a €/$ closing exchange rate of 1.20), versus $2.571 billion as at September 30, 2017 (at a €/$ closing exchange rate of 1.18), with a cash balance at $315 million as at December 31, 2017. Such higher than expected year-end liquidity level was due to tight cash management, lower level of capex and better cash collection. However the cash generation is negative in 2017, as expected, due to lack of positive change in working capital versus 2016.

As indicated on December 1, 2017 the c. €112 million rights issue with preferential subscription rights and allocation of free warrants to shareholders is expected to be launched shortly, with the settlement and delivery of the various securities issuances provided for under the restructuring plan expected to occur by the end of February 2018.

Warning

The figures set forth in this press release have not been verified by the statutory auditors. The EBITDAS estimates, excluding restructuring costs relating to the Transformation Plan, for the period from January 1st to December 31st, 2017 will be the subject of a report by the statutory auditors, as part of the prospectus relating to the increase in the share capital with preferential subscription right provided for by the safeguard plan. In accordance with the financial calendar, CGG accounts should be published on March 9, 2018.

This document is not an offer of securities for sale nor the solicitation of an offer to purchase securities in the United States of America or any other jurisdiction where such offer may be restricted. Securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration. The securities of CGG described herein have not been and will not be registered under the Securities Act, and CGG does not intend to make a public offer of its securities in the United States of America.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,400 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date January 16th, 2018	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer